SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Oxy Vinyls, LP Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      OXY VINYLS, LP SAVINGS PLAN

                                      By:    /s/  Peter G. Vincent
                                         ---------------------------------------
                                      Peter G. Vincent - Member of the
                                       Oxy Vinyls, LP Savings Plan Pension and
                                        Retirement Plan Administrative Committee

Dated:  June 28, 2001

                                 OXY VINYLS, LP
                                  SAVINGS PLAN
                           December 31, 2000 and 1999
                                      Index
                                      -----

                                                                                                    Page(s)
                                                                                                    -------
Report of Independent Public Accountants                                                             1 - 2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
    as of December 31, 2000 and 1999                                                                      3

   Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                                                                  4

Notes to Financial Statements                                                                        5 - 10

Accompanying Appendices:

   Appendix I:  Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment
    Purposes as of December 31, 2000                                                                11 - 14

   Appendix II: Schedule H - Part IV - Line 4j - Schedule of Reportable
    Transactions (for non-participant directed investments) for the year
    ended December 31, 2000                                                                              15

Note: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Oxy Vinyls, LP Pension and Retirement
 Plan Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the OXY VINYLS, LP SAVINGS PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in appendices I and II, as listed in the accompanying index, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP


Los Angeles, California
June 22, 2001

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2000 and 1999

                                     Assets
                                     ------

                                                         2000            1999
                                                   ------------     ------------
Investments at fair value                          $ 95,620,060     $ 85,609,474

Cash                                                      3,081           24,128

Receivables:
  Participant contributions                             435,660          537,442
  Employer contributions                                286,156          211,093
  Interest and dividends                              1,430,016          327,699
                                                   ------------     ------------
         Total receivables                            2,151,832        1,076,234
                                                   ------------     ------------
         Total assets                                97,774,973       86,709,836
                                   Liabilities
                                   -----------
Accrued  Liabilities                                     48,320           19,341
                                                   ------------     ------------
         Total liabilities                               48,320           19,341
                                                   ------------     ------------
Net Assets Available for Plan Benefits             $ 97,726,653     $ 86,690,495
                                                   ============     ============

The accompanying notes are an integral part of these financial statements.

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2000

Additions:
  Additions to net assets attributable to:
    Investment income:
      Interest                                                       $   985,996
      Dividends                                                        1,956,767
                                                                     -----------
         Total investment income                                       2,942,763
                                                                     -----------

    Contributions:
      Participant                                                      6,336,705
      Employer                                                         3,233,422
      Participant rollover                                             3,213,567
                                                                     -----------
         Total contributions                                          12,783,694
                                                                     -----------
         Total additions                                              15,726,457

Deductions:
  Deductions from net assets attributable to:
    Benefits paid to participants                                      3,433,822
    Net depreciation in fair value of investments                      1,127,201
    Plan expenses                                                        129,276
                                                                     -----------
         Total deductions                                              4,690,299
                                                                     -----------
Net Increase                                                          11,036,158

Net Assets Available for Plan Benefits,
  Beginning of year                                                   86,690,495
                                                                     -----------
  End of year                                                        $97,726,653
                                                                     ===========

The accompanying notes are an integral part of this financial statement.

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 2000 and 1999


1.   Description of the Plan

The following description of the Oxy Vinyls, LP Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.   General

     Occidental Chemical Corporation ("OxyChem"), a wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC" or "Oxy"), a Delaware corporation, and The Geon Company ("Geon") caused a partnership to be formed, OXY Vinyls, LP, a Delaware limited partnership, and selected affiliates (collectively, the "Company" or the "Employer"), in which OxyChem and Geon have indirect interests of 76 and 24 percent, respectively. The Plan is a defined contribution plan generally available to certain employees of the Company. The Plan was established by the Company effective May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     b.   Plan Administration

     The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the Oxy Vinyls, LP Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the "Committees"). The Committees have been given all powers necessary to carry out their respective duties, including as applicable, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the "Trustee") is the trustee and custodian of a trust fund which holds all of the assets of the Plan. The Company pays certain costs and expenses incurred in administering the Plan. Such costs and expenses were not significant for the year ended December 31, 2000.

     c.   Contributions

     Participant Contributions - Prior to June 30, 2000, participants were allowed to contribute from 1 to 12 percent of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code ("IRC") limitations. Effective, July 1, 2000, the upper limit on participant contributions increased from 12 to 15 percent.

     Employer Contributions - Prior to June 30, 2000, the Employer contributed 75 percent of a participant's contribution up to the first 6 percent of compensation. Effective July 1, 2000, Employer contributions increased to 100 percent of a participant's contribution up to the first 6 percent of compensation. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the "Oxy Stock Fund").

     d.   Participant Accounts

     Participant accounts are credited with the participant's contribution and allocations of the Employer's contribution and investment income, and charged with an allocation of administrative expenses and investment losses, if any. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     e.   Vesting

     Participants immediately vest in their contributions plus investment income thereon, if any. Vesting in the Employer's contribution portion of the account plus earnings thereon is based on years of service. Generally, a participant receives 20 percent vesting for each year of service and is fully vested after 5 years of service. Participants who were eligible to participate in the Plan on May 1, 1999 were fully vested.

     f.   Forfeitures

     Forfeited nonvested accounts are used to reduce Employer contributions. During 2000, no forfeitures were used to reduce Employer contributions.

     g.   Distributions

     Generally, upon termination of service for any reason other than death, participants with an account balance greater than $5,000, may elect to receive the vested portion of their account in the following distribution options: (i) one lump sum payment, (ii) straight life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the participant's beneficiary may elect to receive the vested interests in the form of (i), (ii), (iii) or
     (vi) only. A participant whose vested account balance is $5,000 or less, may receive distributions only under options (i), (v) or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund, the PolyOne Stock Fund (formerly the Geon Stock Fund) or the BFGoodrich Stock Fund in cash or in shares of common stock of such company.

     h.   Participant Loans

     Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past twelve months, (ii) 50 percent of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25 percent of the participant's base compensation. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 to 5 years for general purpose loans and 6 to 10 years for primary residence loans. The loans bear interest at a fixed rate equal to the

     Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. During 1999, the interest rate charged on new loans ranged from 5 to 7 percent. During 2000 the interest rate charged on new loans was 5 percent. Loan repayments are made ratably through payroll deductions.

     i.   Investment Options

     As of December 31, 2000, the Plan offered 10 investment options. Upon enrollment in the Plan, participants may direct their contributions, in 5 percent increments, in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund. Effective December 29, 2000, the Plan terminated one investment option. Participants directed balances out of this investment fund into other investment funds.

2.   Summary of Significant Accounting Policies

     a.   Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     b.   Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Risks and Uncertainties

     The Plan provides for various investment options in mutual funds, actively managed funds, the Oxy Stock Fund, the PolyOne Stock Fund and the BFGoodrich Stock Fund. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

     Additionally, many mutual funds provided for invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

     Derivative financial instruments are used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

     d.   Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The OPC common stock, PolyOne common stock and BFGoodrich common stock (see Note 3) are valued at their quoted market prices. The unit price of common or commingled trust funds is based on the current market value of the underlying assets of the fund. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Realized gains and losses on investments are based on the market value of the asset at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses on investments are based on the market value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation/(depreciation) in fair value of investments is reflected in the accompanying statement of changes in net assets available for plan benefits as "net depreciation in fair value of investments".

     e.   Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Common Stock:
       Oxy Stock Fund                             $ 31,070,310*   $ 23,415,724*
     Registered Investment Companies:
       S&P 500 Index Fund                           16,888,032      18,441,529
       Large Cap Balanced Fund                      10,366,403      11,629,315
       Large Cap Growth Fund                         9,295,311      10,221,730
       Diversified Balanced Fund                     5,798,888       2,984,656
     Common/Collective Trust:
       Stable Value Fund                            15,234,823      11,349,882

     *  Participant and non-participant directed

During 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $1,127,201 as follows:

     Common Stock                                             $ 3,347,935
     Registered Investment Companies                           (4,475,136)
                                                              -----------
                                                              ===========

4.   Oxy Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which includes both participant and non-participant directed investments is as follows:

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Net Assets:
       Oxy Stock Fund                             $ 31,605,162    $ 23,909,595
                                                  ============    ============

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Changes in Net Assets:
       Contributions                                      $       3,489,931
       Investment income                                          1,252,760
       Net appreciation in fair value                             4,040,237
       Transfers between funds                                      102,464
       Plan expenses                                                (21,922)
       Benefits paid to participants                             (1,167,903)
                                                          -----------------
                                                          $       7,695,567
                                                          =================

5.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                      2000            1999
                                                                  ------------    ------------
     Net assets available for plan benefits per the financial
      statements                                                  $ 97,726,653    $ 86,690,495
     Amounts allocated to withdrawing participants                     (45,292)             --
                                                                  ------------    ------------
     Net assets available for plan benefits per the Form 5500     $ 97,681,361    $ 86,690,495
                                                                  ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Benefits paid to participants per
       the financial statements                           $       3,433,822
     Add: Amounts allocated to withdrawing
       participants at December 31, 2000                             45,292
                                                          -----------------
     Benefits paid to participants per the Form 5500      $       3,479,114
                                                          =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2000 but not yet paid as of that date. There were no such amounts allocated at December 31, 1999.

6.   Related Party Transactions

The Trustee, Oxy Vinyls, LP and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its collective short-term investment fund, the Oxy Stock Fund, the PolyOne Stock Fund and the BFGoodrich Stock Fund. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations.

For the year ended December 31, 2000, the Plan paid the Trustee approximately $82,000 of fees for services provided under the trust agreement.

7.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

8.   Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 3, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although The Plan has been amended since receiving the determination letter the Committees believe that the Plan is designed and currently operating in compliance with the applicable requirements of the IRC.

9.   Subsequent Event

Effective January 1, 2001, two new investment options were added to the Plan; participants were allowed to direct their contributions into these two investment options.

                                   Appendix I

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           COMMON STOCK
           ------------

           OXY STOCK FUND

                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $    598,759

                                        Common Stock:

*          Occidental Petroleum         Common Stock, 1,256,559 shares,
            Corporation                  $0.20 par value                                 $ 28,503,223     30,471,551
                                                                                         ------------   ------------
                                        Total Oxy Stock Fund                             $ 28,503,223   $ 31,070,310
                                                                                         ============   ============

           POLYONE STOCK FUND

                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $     20,816

                                        Common Stock:

*          Geon Company                 Common Stock, 121,670 shares                                         714,811
                                                                                                        ------------
                                        Total PolyOne Stock Fund                                        $    735,627
                                                                                                        ============

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           BFGOODRICH STOCK FUND

                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,
                                         1.80 percent                                                   $      2,666

                                        Common Stock:

*          BFGoodrich Company           Common Stock, 3,105 shares                                           112,944
                                                                                                        ------------
                                        Total BFGoodrich Stock Fund                                     $    115,610
                                                                                                        ============
           REGISTERED INVESTMENT
            COMPANIES
           ---------------------

           LARGE CAP GROWTH FUND

                                        Mutual Fund:

           Fidelity Institutional
            Retirement Services
            Company                     Contrafund, 189,044 shares                                      $  9,295,311
                                                                                                        ------------
                                        Total Large Cap Growth Fund                                     $  9,295,311
                                                                                                        ============

           LARGE CAP BALANCED FUND

                                        Mutual Fund:

           Fidelity Institutional
            Retirement Services
            Company                     Magellan, 89,894 shares                                         $ 10,366,403
                                                                                                        ------------
                                        Total Large Cap Balanced Fund                                   $ 10,366,403
                                                                                                        ============

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           DIVERSIFIED BALANCED FUND

                                        Mutual Fund:
           Fidelity Institutional
            Retirement Services
            Company                     Fidelity Puritan, 307,960 shares                                $  5,798,888
                                                                                                        ------------
                                        Total Diversified Balanced Fund                                 $  5,798,888
                                                                                                        ============

           INTERNATIONAL GROWTH FUND

                                        Mutual Fund:

           Putnam                       International Growth, 99,878 shares                             $  2,467,991
                                                                                                        ------------
                                        Total International Growth Fund                                 $  2,467,991
                                                                                                        ============

           S&P 500 INDEX FUND

                                        Mutual Fund:

           Vanguard                     Employee Benefit Index,
                                         157,054 shares                                                 $ 16,888,032
                                                                                                        ------------
                                        Total S&P 500 Index Fund                                        $ 16,888,032
                                                                                                        ============

           HIGH YIELD BOND FUND

                                        Mutual Fund:

           Miller Andersen & Sherred    High Yield Bond, 7,083 shares                                   $     48,165
                                                                                                        ------------
                                        Total High Yield Bond Fund                                      $     48,165
                                                                                                        ============

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           INTERMEDIATE BOND FUND

                                        Mutual Fund:

           Pimco                        Intermediate Bond, 46,655 shares                                $    484,748
                                                                                                        ------------
                                        Total Intermediate Bond Fund                                    $    484,748
                                                                                                        ============

           COMMON/COLLECTIVE TRUST
           -----------------------

           STABLE VALUE FUND

                                        Common or Commingled Trust:

           Invesco                      Stable Value, 15,234,823 shares                                 $ 15,234,823
                                                                                                        ------------
                                        Total Stable Value Fund                                         $ 15,234,823
                                                                                                        ============

           PARTICIPANT LOANS

*          Participant Loans            Participant loans, average interest rates ranged
                                         from 5 to 7 percent                                            $  3,114,152
                                                                                                        ------------
                                        Total Participant Loans                                         $  3,114,152
                                                                                                        ============

                                        Total Assets Held for Investment Purposes                       $ 95,620,060
                                                                                                        ============

* Represents a party-in-interest as defined by ERISA

15

                                   Appendix II

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

    Schedule H - Part IV - Line 4j - Schedule of Reportable Transactions **
                      For the year ended December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

          (a)                     (b)             (c)          (d)        (e)        (f)          (g)         (h)         (i)
                         Description of Asset                                      Expense                 Value of
                          (including interest                                     Incurred                 Asset on      Net
      Identity of         rate and maturity     Purchase     Selling     Lease      with        Cost of   Transaction   Gain or
     Party Involved       in case of a loan)      Price       Price     Rental   Transaction     Asset        Date       Loss
-----------------------  --------------------  ----------  ----------  --------  -----------  ----------  -----------  --------
Series of Transactions:

*Occidental               Common Stock Fund
  Petroleum               23 Acquisitions      $7,213,559  $       --  $     --  $        --  $7,213,559  $ 7,213,559  $     --
  Corporation             12 Dispositions              --   4,026,908        --        7,068   4,114,481   4,026,908    (94,641)

*  Represents a party-in-interest as defined by ERISA
** Participant directed transactions are not taken into account for purposes of preparing this schedule

                                  EXHIBIT INDEX

Exhibit
  No.                        Exhibit                                 Page Number
--------------------------------------------------------------------------------

   23       Consent of Independent Public Accountants                         17

16